EXHIBIT 2.1







                        AGREEMENT AND PLAN OF MERGER

                                   among

                       CUMMINS ENGINE COMPANY, INC.,

                                SAFARI INC.,

                                    and

                          NELSON INDUSTRIES, INC.


                        Dated as of December 3, 1997




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                             Table of Contents
                                                                       Page

ARTICLE 1 THE MERGER                                                     1

   Section 1.1.  The Merger                                              1

   Section 1.2.  Closing                                                 1

   Section 1.3.  Effective Date of the Merger                            1

   Section 1.4.  Effects of Merger                                       1

ARTICLE 2 THE SURVIVING CORPORATION                                      2

   Section 2.1.  Articles of Incorporation                               2

   Section 2.2.  By-laws                                                 2

   Section 2.3.  Board of Directors; Officers                            2

ARTICLE 3 CONVERSION OF SHARES                                           2

   Section 3.1.  Merger Consideration                                    2

   Section 3.2.  Dissenting Shares                                       3

   Section 3.3.  Payment.                                                3

   Section 3.4.  No Further Rights                                       4

   Section 3.5.  Closing of the Company's Transfer Books                 4

ARTICLE 4 REPRESENTATIONS OF WARRANTIES OF PARENT AND SUB                4

   Section 4.1.Organization and Qualification                            4

   Section 4.2.Authority Relative to this Merger Agreement               5

   Section 4.3.No Conflicts; No Consents.                                5

   Section 4.4.Available Funds                                           6

   Section 4.5.Financial Advisor                                         6

   Section 4.6.Voting Requirements                                       6

   Section 4.7.Litigation                                                6

   Section 4.8.Ownership of Sub                                          6

   Section 4.9.Disclosure Documents                                      6


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ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF THE COMPANY                  6

   Section 5.1.  Organization And Qualification                          7

   Section 5.2.  Articles of Incorporation and Bylaws                    7

   Section 5.3.  Capitalization.                                         7

   Section 5.4.  Authority Relative to this Merger Agreement             8

   Section 5.5.  No Conflicts, No Consents.                              8

   Section 5.6.  Financial Statements                                    9

   Section 5.7.  No Undisclosed Liabilities                              9

   Section 5.8.  Absence of Certain Changes or Events                    9

   Section 5.9.  Litigation                                             10

   Section 5.10. Employee Benefit Plans, Labor.                         10

   Section 5.11. Business Combination Provisions Inapplicable           12

   Section 5.12. Financial Advisor.                                     12

   Section 5.13. Permits; Compliance with Legal Requirements; Orders.   12

   Section 5.14. Material Contracts; No Defaults.                       12

   Section 5.15. Taxes.                                                 14

   Section 5.16. Environmental Matters.                                 15

   Section 5.17. Title to Assets; Liens                                 15

   Section 5.18. Patents, Trademarks, Copyrights                        16

   Section 5.19. Voting Requirements                                    16

   Section 5.20. Insurance                                              16



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ARTICLE 6 COVENANTS AND CERTAIN MATTERS                                 16

   Section 6.1.  Conduct of Business by the Company Pending the Merger  16

   Section 6.2.  Notice of Breach                                       18

   Section 6.3.  Access and Information                                 18

   Section 6.4.  Employee and Other Arrangements.                       18

   Section 6.5.  Indemnification.                                       20

   Section 6.6.  HSR Act and Related Matters                            21

   Section 6.7.  Public Announcements                                   22

   Section 6.8.  Assistance in Consummation of the Merger               22

   Section 6.9.  No Solicitation of Transactions.                       22

   Section 6.10. Shareholder Meeting; Proxy Material.                   24

   Section 6.11. Settlements of Certain Claims and Other Matters.       25

ARTICLE 7 CONDITIONS PRECEDENT                                          25

   Section 7.1.  Conditions to Each Party's Obligation to Effect        25
                 the Merger

   Section 7.2.  Conditions to Obligation of the Company to Effect      26
                 the Merger

   Section 7.3.  Conditions to Obligations of Parent and Sub to         26
                 Effect the Merger

ARTICLE 8 TERMINATION, AMENDMENT AND WAIVER                             27

   Section 8.1.  Termination                                            27

   Section 8.2.  Effect of Termination                                  28

   Section 8.3.  Amendment                                              28

   Section 8.4.  Waiver                                                 28


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ARTICLE 9 GENERAL PROVISIONS                                            28

   Section 9.1.  Non-Survival of Representations, Warranties            28
                 and Agreements

   Section 9.2.  Notices                                                29

   Section 9.3.  Fees, Expenses and Break-up Fee                        30

   Section 9.4.  Headings, etc.                                         30

   Section 9.5.  Entire Agreement                                       30

   Section 9.6.  Assignments; Parties in Interest                       30

   Section 9.7.  Governing Law                                          31

   Section 9.8.  Certain Definitions                                    31

   Section 9.9.  Counterparts                                           33

   Section 9.10. Severability                                           33

   Section 9.11. Interpretation                                         34



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                        AGREEMENT AND PLAN OF MERGER

          THIS AGREEMENT AND PLAN OF MERGER (the "Merger Agreement"), dated as of December 3, 1997, by and among Cummins Engine Company, Inc., an Indiana corporation ("Parent"), Safari Inc., a Wisconsin corporation and a direct wholly-owned subsidiary of Parent ("Sub"), and Nelson Industries, Inc., a Wisconsin corporation (the "Company")

                            W I T N E S S E T H:

          WHEREAS, the respective Boards of Directors of Parent, Sub and the Company have approved the merger of Sub with and into the Company (the "Merger"), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Wisconsin Business Corporation Law (the "WBCL");

          NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties and agreements contained herein the parties hereto agree as follows:

                                     1.

                                 THE MERGER

          a. The Merger

          . Upon the terms and subject to the conditions hereto on the Effective Date (as defined in Section 1.3), Sub shall be merged with and into the Company and the separate existence of Sub shall thereupon cease, and the name of the Company, as the surviving corporation in the Merger (the "Surviving Corporation"), shall remain "Nelson Industries, Inc."

          b. Closing

          . Unless this Merger Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to
Section 8.1, and subject to the satisfaction or waiver of the conditions set forth in Article VIII, the closing of the Merger will take place as promptly as practicable (and in any event within two business days) after satisfaction or waiver of the conditions set forth in Sections 7.1(a) and 7.1(b), at the offices of Foley & Lardner, 777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202, unless another date, time or place is agreed to in writing by the parties hereto (the "Closing Date").

          c. Effective Date of the Merger

          . The Merger shall become effective when properly executed articles of merger are duly filed with the Department of Financial Institutions of the State of Wisconsin ("Articles of Merger"), which filing shall be made as soon as practicable on the Closing Date. When used in this Merger Agreement, the term "Effective Date" shall mean the date and time at which such Articles of Merger are so filed.

          d. Effects of Merger

          . The Merger shall have the effects set forth in Section 180.1106 of the WBCL.

                                     2.

                         THE SURVIVING CORPORATION


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          a. Articles of Incorporation

          . The articles of incorporation of the Company as in effect immediately prior to the Effective Date shall be the articles of incorporation of the Surviving Corporation from and after the Effective Date until thereafter changed or amended as provided therein or by applicable law.

          b. By-laws

          . The by-laws of the Company as in effect immediately prior to the Effective Date shall be the by-laws of the Surviving Corporation from and after the Effective Date until thereafter changed or amended as provided therein or by applicable law.

          c. Board of Directors; Officers

          . The directors of Sub immediately prior to the Effective Date shall be the directors of the Surviving Corporation and the officers of the Company immediately prior to the Effective Date shall be the officers of the Surviving Corporation, in each case until their respective successors are duly elected and qualified.

                                     3.

                            CONVERSION OF SHARES

          a. Merger Consideration

          . As of the Effective Date, by virtue of the Merger and without any action on the part of any shareholder of the Company:

               i. All shares ("Shares") of common stock, $1 par value, of the Company ("Company Common Stock") held by the Company or any subsidiary of the Company shall be cancelled.

               ii. Each issued and outstanding Share, other than those to which Section 3.1(a) or 3.1(d) applies and any Dissenting Shares (as such term is defined in Section 3.2), shall be converted into and represent the right to receive an amount equal to $172.70 in cash, without interest (such amount of cash being referred to herein as the "Merger Consideration").

               iii. Each issued and outstanding share of common stock of Sub, $.01 par value, shall be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation.

               iv. Each issued and outstanding share of Redeemable Cumulative Preferred Stock, $40 par value, of Company ("Preferred Stock") shall be unaffected by the Merger.



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          b. Dissenting Shares

          . Shares of Company Common Stock held by each shareholder who has not voted such Shares in favor of the Merger and with respect to which appraisal rights shall have been duly demanded in accordance with Section
180.1321 of the WBCL ("Dissenting Shares") shall not be converted into and represent the right to receive the Merger Consideration; provided, however, that if any such shareholder shall fail to perfect his appraisal rights in accordance with the WBCL, then such holder's Dissenting Shares shall cease to be Dissenting Shares and shall, subject to the terms of this Merger Agreement, be converted into and represent the right to receive the Merger Consideration.

          c. Payment.

               i. Pursuant to an agreement (the "Disbursing Agent Agreement") to be entered into on or before the Effective Date between Parent and a disbursing agent selected by Parent and reasonably acceptable to the Company (the "Disbursing Agent"), Parent or the Surviving Corporation shall make available to the Disbursing Agent the aggregate Merger Consideration to which holders of Shares of Company Common Stock shall be entitled pursuant to Section 3.1(b).

               ii. On or prior to the Effective Date, the Disbursing Agent shall send a notice and a letter of transmittal to each holder of certificates formerly evidencing Shares (other than certificates formerly representing Shares to be cancelled pursuant to Section 3.1(a) and certificates representing Dissenting Shares) or shareholders of uncertificated Shares with issued Shares under the Dividend Reinvestment Plan advising such shareholder of the effectiveness of the Merger and the procedure for surrendering to the Disbursing Agent such certificates for exchange into the applicable aggregate Merger Consideration. Each holder of certificates theretofore evidencing Shares, upon proper surrender thereof to the Disbursing Agent together with and in accordance with such letter of transmittal and shareholders under the Dividend Reinvestment Plan, shall be entitled to receive in exchange therefor the product of the Merger Consideration and the number of Shares formerly represented by such certificate or in the name of such shareholder under the Dividend Reinvestment Plan. Upon such proper surrender, the Disbursing Agent shall promptly deliver the applicable aggregate Merger Consideration (less any amount required to be withheld under applicable law) in accordance with the instructions set forth in the related letter of transmittal. For certificates and/or letters of transmittals deliver to the Disbursing Agent prior to the Effective Date in which the holders request disbursement by wire transfer, on the Effective Date, the Disbursing Agent shall pay by wire transfer of immediately available funds the Merger Consideration to the account designated the holder. Until properly surrendered, certificates formerly evidencing Shares (other than Dissenting Shares) shall be deemed for all purposes to evidence only the right to receive the Merger Consideration multiplied by the number of Shares formerly evidenced by such certificate, or, in the case of Dissenting Shares, the fair value of such Dissenting Shares. No interest shall accrue or be paid on any cash payable upon the surrender of certificates which immediately prior to the Effective Date represented outstanding Shares. Parent shall cause the Disbursing Agent promptly to deliver the applicable aggregate Merger Consideration in exchange for certificates formerly representing Shares notwithstanding any legend or transfer restriction referring to any securities laws



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          or imposed by or referring to any agreement between the holder and the Company set forth on such certificate.

               iii. If the Merger Consideration is to be delivered to a person other than the person in whose name the certificates surrendered in exchange therefor are registered, it shall be a condition to the payment of such Merger Consideration that the certificates so surrendered shall be properly endorsed or accompanied by appropriate stock powers and otherwise in proper form for transfer, that such transfer otherwise be proper and that the person requesting such transfer pay to the Disbursing Agent any transfer or other taxes payable by reason of the foregoing or establish to the satisfaction of the Disbursing Agent that such taxes have been paid or are not required to be paid.

               iv. Unless required otherwise by applicable law, any portion of the Merger Consideration remaining undistributed to holders of Shares two years after the Effective Date shall be delivered to the party who provided such funds to the Disbursing Agent and any holders of Shares who have not theretofore complied with the provisions of this Article III shall thereafter look only to Parent for payment of any Merger Consideration they are entitled to pursuant to this Article III.

          d. No Further Rights

          . From and after the Effective Date, holders of certificates theretofore evidencing Shares of Company Common Stock shall cease to have any rights as shareholders of the Company, except as provided herein or by law.

          e. Closing of the Company's Transfer Books

          . At the Effective Date, the stock transfer books of the Company shall be closed and no transfer of Shares of Company Common Stock shall be made thereafter. In the event that, after the Effective Date, certificates for Shares of Company Common Stock are presented to Parent or the Surviving Corporation, they shall be cancelled and exchanged for Merger Consideration as provided in Section 3.3, subject to applicable law in the case of Dissenting Shares.

                                     4.

              REPRESENTATIONS OF WARRANTIES OF PARENT AND SUB

          Parent and Sub jointly and severally represent and warrant to the Company that, except as disclosed in the Parent disclosure schedule delivered to the Company prior to the execution of this Merger Agreement (the "Parent Disclosure Schedule"):

          a. Organization and Qualification

          . Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Indiana. Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Wisconsin. Each of Parent and each of its significant subsidiaries (within the meaning of Regulation S-X under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the "Significant Subsidiaries," which in the case of references to the Significant Subsidiaries of Parent, shall include Sub) has the requisite



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corporate power and authority to carry on its business as it is now being conducted and is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be qualified or licensed or to be in good standing would not have a Material Adverse Effect (as defined below) on Parent.

          b. Authority Relative to this Merger Agreement

          . Each of Parent and Sub has all requisite corporate power and authority to enter into this Merger Agreement and to carry out its obligations hereunder. The execution and delivery of this Merger Agreement and the consummation of the transactions contemplated hereby by Parent and Sub have been duly authorized by their respective Boards of Directors and by Parent as the sole shareholder of Sub. Assuming the due authorization, execution and delivery of this Merger Agreement by the Company, this Merger Agreement constitutes a valid and binding obligation of Parent and Sub enforceable in accordance with its terms. No other corporate proceedings on the part of Parent or Sub are necessary to authorize the execution, delivery or performance by Parent or Sub of this Merger Agreement and the consummation by Parent or Sub of the transactions contemplated hereby.

          c. No Conflicts; No Consents.

               i. Neither the execution and delivery of this Merger Agreement nor the consummation by Parent and Sub of the transactions contemplated hereby or compliance by Parent and Sub with any of the provisions hereof will (with or without notice or lapse of time) (i) conflict with, or result in a breach of, any provision of the articles of incorporation or by-laws of Parent, Sub or any subsidiary of Parent, (ii) conflict with, or result in a violation of, any statute or law or any judgment, order, writ, injunction, decree, rule or regulation applicable to Parent, Sub or any subsidiary of Parent, or any of the assets owned by Parent, Sub or any subsidiary of Parent, (iii) conflict with, result in a violation of, require any notice or consent under, or give rise to any right of revocation, withdrawal, suspension, cancellation, termination or modification under, any material approval, consent, license, permit, waiver or other authorization issued by any Governmental Entity (as defined below) to Parent, Sub or any subsidiary of Parent, or by which any of the material assets owned by Parent, Sub or any subsidiary of Parent is bound, or (iv) conflict with, result in a breach or violation of, require any notice or consent under, or constitute a default under or give rise to any right of termination, amendment, cancellation or acceleration under, any of the terms, conditions or provisions of any material indenture, mortgage, loan agreement, note or other agreement or instrument for borrowed money or any material lease, license or other agreement or instrument to which Parent, Sub or any subsidiary of Parent is a party, or by which any of Parent, Sub or any subsidiary of Parent or its material assets or properties are bound.

               ii. No consent or approval of, notification to, declaration, filing or registration with, or authorization or exemption by any Governmental Entity is required in connection with the execution and delivery of, and the performance by, Parent and Sub of their respective obligations hereunder or the consummation by Parent and Sub of the Merger or the other transactions contemplated hereunder, other than (i) the filing of premerger notification and report forms under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended

          (the "HSR Act"), and (ii) the filing of the Articles of Merger.

          d. Available Funds

          . Parent has or will have at the Effective Date sufficient funds available to consummate the transactions contemplated hereby.

          e. Financial Advisor

          . Parent represents and warrants that, except for Goldman, Sachs & Co. (whose fee will be paid by Parent), no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or the transactions contemplated by this Merger Agreement based upon arrangements made by or on behalf of Parent.

          f. Voting Requirements

          . No vote of the holders of any class or series of capital stock of Parent or Sub is necessary to approve this Merger Agreement or the transactions contemplated hereby (other than the vote of the shareholder of Sub which was obtained prior to the execution and delivery hereof).

          g. Litigation

          . Except as disclosed in the Parent Disclosure Schedule, as of the date hereof, there are no Proceedings (as defined below) pending or, to the Knowledge (as defined below) of the Parent or Sub, Threatened (as defined below), and there is no outstanding material Order (as defined below), against or affecting Parent, Sub or any of Parent's subsidiaries that individually or in the aggregate would have a Material Adverse Effect on Parent or would be reasonably expected to have the effect of preventing, delaying, making illegal or otherwise interfering with any of the transactions contemplated by this Merger Agreement.

          h. Ownership of Sub

          . Sub is a recently incorporated, direct or indirect wholly owned subsidiary of Parent and it has conducted no activities other than in connection with the transactions contemplated hereby.

          i. Disclosure Documents

          . The information with respect to Parent and Sub that Parent furnishes to the Company specifically for use in the proxy statement to shareholders for approval of this transaction (the "Company Proxy Statement") will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading at the time the Company Proxy Statement or any amendment or supplement thereto is first mailed to shareholders of the Company and at the time the shareholders vote on adoption of this Merger Agreement.

                                     5.

               REPRESENTATIONS AND WARRANTIES OF THE COMPANY



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          The Company represents and warrants to Parent and Sub that, except as disclosed in the Company disclosure schedule delivered to Parent prior to the execution of this Merger Agreement (the "Company Disclosure Schedule"):

          a. Organization And Qualification

          . The Company Disclosure Schedule contains a complete and accurate list for the Company and each of its subsidiaries (collectively, the "Acquired Companies") of its name, its jurisdiction of incorporation, other jurisdictions in which it is authorized to do business and its capitalization (including, in the case of the subsidiaries of the Company, the identity (as of the date hereof) of each shareholder and the number of shares held by each). Each Acquired Company is a corporation duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation. Each Acquired Company has all requisite corporate power and authority to carry on its business as it is now being conducted. Each Acquired Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be qualified or licensed or to be in good standing would not have a Material Adverse Effect on the Company.

          b. Articles of Incorporation and Bylaws

          . The Company has previously made available to Parent and Sub complete and correct copies of the Articles of Incorporation and Bylaws, in each case, as amended to the date hereof, of each Acquired Company.

          c. Capitalization.

               i. The authorized capital stock of the Company consists of 3,000,000 shares of Company Common Stock and 75,000 shares of Preferred Stock. 2,594,845.098 shares of Company Common Stock are issued and outstanding, 11,107 shares of Company Common Stock are held in treasury and 46,667 shares of Preferred Stock are issued and outstanding. The Company has no shares reserved for issuance, except that there are 47,800 shares of Company Common Stock reserved for issuance (of which 34,800 shares were subject to outstanding Options (as defined herein)) pursuant to the Option Plan (as such term is defined in Section 6.4.(c). All the outstanding Company Common Stock are, and all Common Stock that may be issued pursuant to the exercise of outstanding Options will be, when issued, duly authorized, validly issued, fully paid and nonassessable (subject to Section 180.0622(2)(b) of the WBCL). There are no bonds, debentures, notes or other indebtedness issued or outstanding having general voting rights with respect to the Company under ordinary circumstances. Except as set forth above or on the Company Disclosure Schedule, there are not issued, reserved for issuance or outstanding (i) any shares of capital stock or other voting securities of the Company, (ii) any securities of the Company convertible into or exchangeable or exercisable for shares of capital stock or voting securities of the Company or (iii) any options, warrants, calls or other rights, agreements or commitments presently outstanding obligating the Company to issue, deliver or sell shares of its capital stock, voting securities or securities convertible into or exchangeable or exercisable for its capital stock or voting securities, or obligating the Company to grant, extend or enter into any such option, warrant, call or other such right, agreement or commitment or obligating the Company to repurchase, redeem or otherwise acquire any such securities. There are no phantom stock or similar securities issued with respect to the capital stock of any Acquired Company.

               ii. Except as set forth on the Company Disclosure Schedule, all the outstanding shares of capital stock of each subsidiary of the Company have been duly authorized, are validly issued, fully paid and nonassessable (subject, in the case of any subsidiary incorporated under the laws of the State of Wisconsin, to Section 180.0622(2) (b) of the WBCL) and owned by the Company or by a wholly owned subsidiary of the Company, free and clear of any liens, claims or encumbrances. There are no existing options, warrants, calls or other rights, agreements or commitments of any character relating to the sale, issuance, delivery or voting of any shares of the issued or unissued capital stock of any of the subsidiaries of the Company that have been issued, granted or entered into by the Company or any of its subsidiaries. There are not issued, reserved for issuance or outstanding any securities of any such subsidiary that are convertible into or exchangeable or exercisable for shares of capital stock of the Company or any such subsidiary and there are no obligations of the Company or any such subsidiary to repurchase, redeem or otherwise acquire any such securities.

               iii. Except as set forth in the Company Disclosure Schedule and except for marketable securities, no Acquired Company directly or indirectly owns, or has any agreement or contract to acquire, any interest in any corporation, partnership, joint venture or other business association or entity (other than Acquired Companies).

          d. Authority Relative to this Merger Agreement

          . The Company has all requisite corporate power and authority to enter into this Merger Agreement and, subject to approval of this Merger Agreement by the holders of the Company Common Stock, to consummate the transactions contemplated hereby. The execution and delivery of this Merger Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Company's Board of Directors. Assuming the due authorization, execution and delivery of this Merger Agreement by Parent and Sub, this Merger Agreement constitutes a valid and binding obligation of the Company enforceable in accordance with its terms. Except for the approval of the holders of Company Common Stock, no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery or performance by the Company of this Merger Agreement and the consummation by the Company of the transactions contemplated hereby.

          e. No Conflicts, No Consents.

               i. Except as set forth in the Company Disclosure Schedule, neither the execution and delivery of this Merger Agreement nor the consummation by the Company of the transactions contemplated hereby or compliance by the Company with any of the provisions hereof will (with or without notice or lapse of time) (i) subject to approval by the Company's shareholders referred to in Section 6.10, conflict with, or result in a breach of, any provision of the articles of incorporation or by-laws of any Acquired Company,
          (ii) conflict with, or result in a violation of, any statute or law or any judgment, order, writ, injunction, decree, rule or regulation applicable to any Acquired Company or any of the assets owned by any Acquired Company, (iii) conflict with, result in a violation of, require any notice or consent under, or give rise to any right of revocation, withdrawal, suspension, cancellation, termination or modification under, any material approval, consent, license, permit, waiver or other authorization issued by any Governmental Entity to any Acquired Company or by which any of the material assets owned by any Acquired Company is bound, or
          (iv) conflict with, result in a breach or violation of, require any notice or consent under, or constitute a default under or give rise to any right of termination, amendment, cancellation or acceleration under, any of the terms, conditions or provisions of any material indenture, mortgage, loan agreement, note or other agreement or instrument for borrowed money or any material lease, license or other agreement or instrument to which any Acquired Company is a party, or by which any Acquired Company or its material assets or properties are bound.

               ii. Except as set forth in the Company Disclosure Schedule, no consent or approval of, notification to, declaration, filing or registration with, or authorization or exemption by any Governmental Entity is required in connection with the execution and delivery of, and the performance by, the Company of its obligations hereunder or the consummation by the Company of the Merger or the other transactions contemplated hereunder, other than (i) the filing of premerger notification and report forms under the HSR Act and (ii) the filing and recordation of the Articles of Merger as required by the WBCL.

          f. Financial Statements

          . The Company has previously furnished Parent with true and complete copies of audited consolidated balance sheets of the Acquired Companies as of August 31, 1997, August 31, 1996, and August 31, 1995 (the audited consolidated balance sheet as of August 31, 1997 is referred to as the "Balance Sheet") and related audited consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended August 31, 1997 (the "Company Financial Statements") . The Company Financial Statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis ("GAAP") (except as may be indicated therein or in the notes thereto) and the Company Financial Statements present fairly, in all material respects, the financial position of the Company on a consolidated basis as of the respective dates thereof and the results of operations and changes in financial position of the Company on a consolidated basis for the respective periods then ended, subject to adjustments which have previously been disclosed in writing to Parent and any other adjustments described therein.

          g. No Undisclosed Liabilities

          . Except as set forth in the Company Disclosure Schedule or liabilities incurred in connection with this Merger Agreement or the transactions contemplated hereby, to the Knowledge of the Company, the Acquired Companies have no liabilities or obligations of any nature (whether absolute, accrued, contingent, unmatured, unaccrued, unliquidated, unasserted, conditional or otherwise) which individually or in the aggregate would have a Material Adverse Effect on the Company.

          h. Absence of Certain Changes or Events

          . Except as contemplated by this Merger Agreement or as disclosed in the Company Disclosure Schedule, since the date of the Balance Sheet, the Acquired Companies have conducted their businesses only in the ordinary course and there has not been (i) any

Material Adverse Change (as defined below) in the Company; (ii) any damage, destruction or loss, whether or not covered by insurance, that has had, or is reasonably expected to have, a Material Adverse Effect on the Company;
(iii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, securities or property) with respect to any of the Company's capital stock, except for the regular quarterly dividend paid on October 15, 1997 on the Company Common Stock at $.20 per share and $1.95 per share on the Preferred Stock, and the regular quarterly dividend to be paid in accordance with Section 6.1(ii), (iv) any waiver, settlement, assignment, release or compromise of any material claims or litigation, (v) any tax election that would reasonably be expected to have a Material Adverse Effect on the Company, or any settlement or compromise of any material income tax liability, (vi) any change in accounting methods, principles or practices by the Company materially affecting its assets, liabilities or business, except insofar as may have been required by GAAP,
(vii) any increase in the compensation payable or that would become payable by an Acquired Company to any current or former directors, officers or employees of such Acquired Company, other than increases in the ordinary course consistent with past practice and except as required under any agreements in effect on the date of the Balance Sheet, or (viii) any entry into or adoption or amendment of any Company Benefit Plans (as defined below) or any employment, deferred compensation, consulting, severance, termination or indemnification agreements with any such current or former director, officer or employee, other than in the ordinary course consistent with past practice.

          i. Litigation

          . Except as disclosed in the Company Disclosure Schedule, as of the date hereof, there are no Proceedings pending or, to the Knowledge of the Company, Threatened, and there is no outstanding material Order, against or affecting any Acquired Company, that individually or in the aggregate would have a Material Adverse Effect on the Company, or would be reasonably expected to have the effect of preventing, delaying, making illegal or otherwise interfering with any of the transactions contemplated by this Merger Agreement.

          j. Employee Benefit Plans, Labor.

          (a) The Company Disclosure Schedule lists each employee benefit plan (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") or Chapter 1 Part XIV of the Income and Corporation Taxes Act 1988 of the United Kingdom), each employment contract, stock option, stock appreciation right, phantom stock, restricted stock, severance, termination or other compensation plan, program, arrangement or understanding maintained or contributed to by the Acquired Companies, or with respect to which any Acquired Company could incur material liability (the "Company Benefit Plans"). The Company has delivered or made available to Buyer a true and complete copy of each material Company Benefit Plan and the most recent Form 5500 (including all attached schedules) filed with respect to each Company Benefit Plan and the most recent actuarial or financial valuation reports prepared with respect to any Company Benefit Plan. There is no pending or, to the Knowledge of the Company, Threatened dispute, controversy, investigation or claim concerning the Company Benefit Plans other than that would not be reasonably likely to have a Material Adverse Effect on the Company.

          (b) The Internal Revenue Service has issued a favorable determination letter with respect to each Company Benefit Plan, other than a "multiemployer plan" within the meaning of Section 4001(a)(3) of ERISA (a "Multiemployer Plan"), that is intended to be a "qualified plan" within the meaning of Section 401(a) of the Code, and as of the date hereof, to the Knowledge of the Company, there are no circumstances nor any events that have occurred that would materially adversely affect the qualified status of any such plan or the related trust.

          (c) The Acquired Companies and the Company Benefit Plans are in compliance in all material respects with all provisions of ERISA, the Code, or their foreign equivalents, and all other laws and regulations applicable to the Company Benefit Plans. There does not now exist, nor do any circumstances now exist that could reasonably be expected to result in, any liability of any Acquired Company under (i) Title IV of ERISA, (ii) section 302 of ERISA, (iii) sections 412 and 4971 of the Code, (iv) section 4980B of the Code or sections 502 or 601-608 of ERISA, or (v) any other Legal Requirement with respect to any Company Benefit Plan, other than claims for benefits under such plans. With respect to each Company Benefit Plan subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, other than a Multiemployer Plan: (i) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived and (ii) no reportable event within the meaning of Section 4043(c) of ERISA and no event described in Section 4062 or 4063 of ERISA, has occurred.

          (d) There has been no complete or partial withdrawal, within the meaning of Section 4201 of ERISA, from any Multiemployer Plan that has resulted in, or is reasonably expected to result in, any withdrawal liability to any Acquired Company. There has been no transaction described in Section 4069 of ERISA within the last five years that has resulted in, or could reasonably be expected to result in, material liability to an Acquired Company.

          (e) No Company Benefit Plan provides material benefits, including, without limitation, death or medical benefits (whether or not insured), with respect to current or former employees of any Acquired Company beyond their retirement or other termination of service, other than
(i) coverage mandated by applicable law, (ii) death benefits or retirement benefits under any "employee pension benefit plan" as defined in Section 3(2) of ERISA, (iii) deferred compensation benefits accrued as liabilities on the books of an Acquired Company, or (iv) benefits the full cost of which is borne by the current or former employee (or his beneficiary).

          (f) Except as set forth on the Company Disclosure Schedule, the deduction of any amount payable by an Acquired Company shall not be subject to disallowance under Section 162(m) or 280G of the Code.

          (g) Except as set forth on the Company Disclosure Schedule, no Acquired Company is subject to any collective bargaining agreement. There are no material Proceedings against or affecting any Acquired Company of which there is a reasonable likelihood of an adverse determination relating to the alleged violation of any law, ordinance, regulation, statute or order pertaining to labor relations or employment matters. Except as set forth on the Company Disclosure Schedule, since August 31, 1995, to the Knowledge of the Company, there have been no strikes, lockouts, work stoppages or slowdowns, or jurisdictional disputes or organizing activity occurring or Threatened with respect to the business or operations of any Acquired Company. k. Business Combination Provisions Inapplicable . As of the date hereof and at all times on or prior to the Effective Date, Sections 180.1140 through 180.1144 of the WBCL are, and shall be, inapplicable to the Merger and the transactions contemplated by this Merger Agreement.

          l. Financial Advisor.

               i. The Company represents and warrants that except for Robert W. Baird & Co. Incorporated ("Baird") (whose fee will be paid by the Company at the Closing), no broker, finder or investment banker is entitled to any brokerage, finder's or similar fee or commission in connection with the Merger or the transactions contemplated by this Merger Agreement based upon arrangements made by or on behalf of any Acquired Company. The Company has furnished to Parent true and complete copies of all agreements under which any such fees or expenses are payable and all indemnification and other agreements related to the engagement of the persons to whom such fees are payable.

               ii. The Company has received the opinion of Baird, dated the date hereof, to the effect that, as of such date, the Merger Consideration is fair from a financial point of view to holders of Shares, a copy of which has been or will be delivered to Parent.

          m. Permits; Compliance with Legal Requirements; Orders.

               i. To the Knowledge of the Company, the Acquired Companies hold all material permits, licenses, variances, exemptions, orders and approvals of all courts, administrative agencies or commissions or other governmental authorities or instrumentalities, domestic or foreign (each, a "Governmental Entity"), necessary to permit the Acquired Companies lawfully to conduct and operate their businesses in all material respects in the manner they currently conduct and operate such businesses and to permit the Acquired Companies to own and use their material assets in the manner in which they currently own and use such assets (the "Company Permits"). Except as disclosed in the Company Disclosure Schedule, to the Knowledge of the Company, the Acquired Companies are in compliance in all material respects with the terms of each material Company Permit, and each material Company Permit is valid and in full force and effect.

               ii. To the Knowledge of the Company, the Acquired Companies are in compliance with all applicable statutes, laws, ordinances, rules and regulations, except where the failure to so comply individually or in the aggregate would not have a Material Adverse Effect on the Company. The paragraph does not relate to environmental matters, which are exclusively the subject of
          Section 5.16.

          n. Material Contracts; No Defaults.

               i. The Company has delivered or made available to Parent true and complete copies of the following Contracts (as defined below) under which any Acquired Company has any rights, under which any Acquired Company has or is reasonably likely to become subject to any obligation or liability, or by which any Acquired Company or any of the assets owned by it is or is reasonably likely to become bound:

                    (1) each Contract involving performance of services or
               delivery of goods or materials by one or more Acquired Companies of an amount or value in excess of $500,000 or its foreign currency equivalent annually;

                    (2) each Contract involving expenditures or receipts of
               one or more Acquired Companies in excess of $500,000 or its foreign currency equivalent annually;

                    (3) each collective bargaining agreement and other
               Contract to or with any labor union or other employee representative of a group of employees;

                    (4) each employment and consulting Contract with any
               employee of any Acquired Company;

                    (5) each joint venture, partnership and other Contract
               (however named) involving a sharing of profits, losses, costs, or liabilities by any Acquired Company with any other Person;

                    (6) each Contract containing covenants that materially
               restrict the
               business activity of any Acquired Company or any affiliate of any Acquired Company or limit the freedom of any Acquired Company or any affiliate of an Acquired Company to engage in any line of business or to compete with any Person;

                    (7) each Contract relating to the borrowing of money in
               excess of $500,000 or its foreign currency equivalent;

                    (8) each real property lease to which any Acquired
               Company is subject;

                    (9) all Contracts described in (i) through (viii) are
               collectively referred to as the "Material Contracts".

               ii. Except as set forth in the Company Disclosure Schedule, each Material Contract is in full force and effect and is valid and enforceable in accordance with its terms. Except as set forth in the Company Disclosure Schedule, each Acquired Company is, to the Knowledge of the Company, in compliance in all material respects with all applicable terms and requirements of each Material Contract.

          o. Taxes.

               i. Except as set forth on the Company Disclosure Schedule, the Acquired Companies have duly filed all foreign, federal, state and local income, franchise, sales and use, excise, real and personal property and other tax returns and reports (including, but not limited to, those filed on a consolidated, combined or unitary basis) required to have been filed ("Filed Returns"), except for such returns or reports for which requests for extensions have been timely filed, granted and have not expired. The Company has delivered or made available to Parent complete copies of the Filed Returns described on the Company Disclosure Schedule and will make available to Parent on request any other Filed Returns. All Filed Returns are true, correct and complete and accurately report all items reported or required to be reported thereon, and the Acquired Companies have paid, or have established reserves in accordance with GAAP in the Balance Sheet for the payment of, all taxes, interest and penalties shown on Filed Returns filed on or prior to the date of the Balance Sheet as being due or (except to the extent the same are contested in good faith and listed on the Company Disclosure Schedule) claimed on or prior to the date of the Balance Sheet to be due to any federal, state, local or other taxing authority. The Company has paid or made adequate provision in accordance with GAAP in the financial statements of the Company for all taxes payable in respect of all periods ending on or prior to August 31, 1997.

               ii. The Acquired Companies shall not be required to include in a taxable period ending after the Effective Date any taxable income attributable to income that economically accrued in a prior taxable period as a result of Section 481 of the Code, the installment method of accounting or any comparable provision of state or local tax law.

               iii. (i) No material amount of property of the Acquired Companies is "tax exempt property" within the meaning of Section 168(h) of the Code, (ii) no material amount of assets of the Acquired Companies are subject to a lease under Section 7701(h) of the Code, (iii) the Acquired Companies are not a party to any material lease made pursuant to Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect prior to the date of enactment of the Tax Equity and Fiscal Responsibility Act of 1982, and (iv) no Acquired Company has filed a consent under
          Section 341(f) of the Code.

               iv. Immediately following the Merger, the Acquired Companies will not have any material amount of income or gain that has been deferred under Treasury Regulation Section 1.1502-13, or any material excess loss account in a subsidiary under Treasury Regulation Section 1.1502-19.

               v. To the Knowledge of the Company, as of the date hereof, there exists no proposed tax assessment or pending audit against any Acquired Company except as disclosed in the Balance Sheet or the Company Disclosure Schedule. For all taxable years through 1993, all Filed Returns have been examined and settled with the Internal Revenue Service or the Federal statute of limitations has run thereon.

               vi. No representation or warranty contained in this Section
          5.15 (each a "Relevant Tax Representation") shall be deemed to be inaccurate unless all inaccuracies of Relevant Tax
          Representations cumulatively would reasonably be expected to have a Company Material Adverse Effect.

          p. Environmental Matters.

               i. Except as disclosed in the Company Disclosure Schedule, to the Knowledge of each Acquired Company, each Acquired Company is, and has been, in compliance in all material respects with and is not in material violation of or is not otherwise subject to actual or potential material liabilities under any applicable Environmental Law, including liability for the off-site disposal or arranging for disposal of Hazardous Materials. Except as disclosed in the Company Disclosure Schedule, no Acquired Company has received any actual or Threatened Order, notice or other written communication from any Governmental Entity or Person, alleging any actual or potential material violation or material failure to comply with, or any actual or potential liability under, any Environmental Law. Except as disclosed in the Company Disclosure Schedule, no material capital expenditures are required at the Facilities to comply with any Environmental Laws or any pending regulations with respect thereto.

               ii. Except as disclosed in the Company Disclosure Schedule, to the Knowledge of each Acquired Company, there are no Hazardous Materials present on or in the environment at the Facilities, including any Hazardous Materials contained in barrels, above or underground storage tanks, landfills, land deposits, dumps, equipment (whether movable or fixed) or other containers, either temporary or permanent, and deposited or located in land, water, sumps, or any other part of the Facilities, or incorporated into any structure therein or thereon or otherwise located on or at any geologically or hydrologically adjoining property, except in material compliance with, and as would not reasonably be expected to result in material liability under, Environmental Laws. Except as disclosed in the Company Disclosure Schedule, no Acquired Company, has permitted or conducted any Hazardous Activity except in compliance in all material respects with Environmental Laws.

               iii. Except as disclosed in the Company Disclosure Schedule, to the Knowledge of the Acquired Companies, there has been no Release or, Threat of Release, of any Hazardous Materials at or from the Facilities and assets or any other locations where any Hazardous Materials were generated, manufactured, refined, transferred, transported, produced, imported, used or processed from or by the Facilities, the Acquired Companies, except in material compliance with, and as would not reasonably be expected to result in material liability under, Environmental Laws.

          q. Title to Assets; Liens

          . Except as disclosed in the Company Disclosure Schedule, the Acquired Companies own (with good and marketable title in the case of real property) all of the material properties and assets reflected in the Balance Sheet (except as reflected in the Company Financial Statements, including the notes thereto and except for property and assets sold since the date of the Balance Sheet in the ordinary course of business consistent with past practice). Except as disclosed in the Company Disclosure Schedule or as reflected on the Balance Sheet (including the notes thereto), such assets are held free and clear of any mortgages, liens, charges or encumbrances of any nature whatsoever ("Liens"), except for Liens which individually or in the aggregate do not materially detract from the value, or impair in any significant manner the use, of the property or assets subject thereto or the operations of the Company. Except as disclosed in the Company Disclosure Schedule, the Acquired Companies have valid and enforceable leases for the material premises purported to be leased by them.

          r. Patents, Trademarks, Copyrights .

          Except as set forth in the Company Disclosure Schedule, the Acquired Companies own or possess adequate licenses or other valid rights to use all patents, patent rights, trademarks, trademark rights, trade names, trade name rights, copyrights, know-how, software and other proprietary information used or held for use in connection with the business of the Acquired Companies as currently being conducted (the "Intellectual Property Rights"). Except as set forth in the Company Disclosure Schedule, to the Knowledge of the Company, as of the date hereof, (a) no material Intellectual Property Right of the Acquired Companies is being infringed by any third party, and (b) none of the material Intellectual Property Rights of the Acquired Companies infringes any intellectual property right of any third party.

          s. Voting Requirements

          . The affirmative vote of the holders of at least two-thirds of the total number of votes entitled to be cast by the holders of the Common Shares outstanding as of the record date for the Company Shareholder Meeting (as defined herein) is the only vote of the holders of any class or series of the Company's capital stock necessary to adopt and approve this Agreement and the transactions contemplated by this Agreement (including the Merger).

          t. Insurance

          . Each of the Acquired Companies maintains such policies of maritime, property, casualty, worker's compensation, general liability and other insurance, or has self insured and established reserves, as are appropriate and as are comparable in amounts and scope to such policies maintained by similarly situated businesses or as required by applicable law.

                                    6.

                       COVENANTS AND CERTAIN MATTERS

          a. Conduct of Business by the Company Pending the Merger

          . After the date hereof and prior to the Effective Date, except as contemplated by this Merger Agreement and except for the matters set forth in the Company Disclosure Schedule or unless Parent shall otherwise agree in writing:

                    (1) The Company shall, and shall cause each other
               Acquired Company to, carry on its respective businesses in the usual and ordinary course in substantially the same manner as heretofore conducted, and shall, and shall cause each other Acquired Company to, use its respective Best Efforts to preserve intact their present business organizations, keep available the services of their employees and preserve their relationships with customers, suppliers and others having business dealings with them.

                    (2) The Company shall not and shall not propose to, and
               shall cause each other Acquired Company not to, (A) sell or pledge or agree to sell or pledge any capital stock owned by it in any of the other Acquired Companies, (B) amend its articles of incorporation or by-laws, (C) split, combine or reclassify its outstanding capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, (D) declare, set aside, or pay any dividends on, or make any other distribution in respect of any of its capital stock, except that the Company shall pay on or before the Closing Date its regular quarterly dividend, and provided that such dividend shall not exceed $.20 per share on Company Common Stock and $1.50 per share on Preferred Stock, or (E) directly or indirectly redeem, purchase or otherwise acquire or agree to redeem, purchase or otherwise acquire any Shares or other shares of its capital stock or any other securities thereof or any rights, warrants or options to acquire any of the foregoing, other than, in the case of clauses (C), (D) and (E), dividends and distributions (including liquidating distributions) by a direct or indirect wholly owned subsidiary of the Company to its parent, except for the redemption of Preferred Stock at the redemption price specified in the terms thereof as in effect on the date hereof.

                    (3) The Company shall not, nor shall it permit any
               other Acquired Company to, (A) issue, deliver or sell or agree to issue, deliver or sell any additional shares of, or rights of any kind to acquire any shares of, their respective capital stock of any class, or any option, rights or warrants to acquire, or securities convertible into, shares of Company Common Stock other than in accordance with the terms of currently outstanding stock options or in accordance with the terms of the instruments governing the Dividend Reinvestment Plan; (B) acquire, lease or dispose or agree to acquire, lease or dispose any capital assets or any other assets other than in the ordinary course of business consistent with past practice; (C) incur indebtedness for borrowed money in excess of $5 million or, other than in the ordinary course of business consistent with past practice, guarantee any such indebtedness of another person; (D) encumber or grant a security interest in any asset other than in the ordinary course of business consistent with past practice; (E) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity interest in, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof, except for purchases of inventory, supplies and other similar items in the ordinary course of business consistent with past practice, and except for transactions between a wholly owned subsidiary of the Company and the Company or another wholly owned subsidiary of the Company; or (F) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing.

                    (4) The Company shall not, nor shall it permit any
               other Acquired Company to, (A) increase the compensation of any director, officer or employee of the Company or any other Acquired Company other than in the ordinary course of business consistent with past practice, (B) adopt or amend any Company Benefit Plan other than as required by law, (C) enter into or amend any employment or termination of employment contract or

               (D) agree to do any of the foregoing.

                    (5) The Company shall not, nor shall it permit any
               other Acquired Company to, (A) pay, discharge, settle or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the ordinary course of business consistent with past practice with respect to liabilities which do not individually or in the aggregate have a Material Adverse Effect on the Company, (B) make any capital expenditures in excess of $2 million or (C) agree to do any of the foregoing.

          b. Notice of Breach

          . Each party shall promptly give written notice to the other party upon becoming aware of the occurrence or, to its Knowledge, impending or threatened occurrence, of any event which would cause or constitute a breach of any of its representations, warranties or covenants contained in this Merger Agreement and will use its Best Efforts to prevent or promptly remedy the same.

          c. Access and Information

          . The Company shall, and shall cause the other Acquired Companies to afford to Parent and to Parent's accountants, counsel and other representatives reasonable access during normal business hours (and at such other times as the parties may mutually agree) throughout the period prior to the Effective Date to its properties, books, contracts, commitments, records and personnel and, during such period, shall furnish promptly to Parent information concerning its business, properties and personnel as Parent may reasonably request. Parent shall hold, and shall cause its directors, officers, employees and advisors to hold, in confidence all such information in accordance with the terms of the confidentiality letter dated September 15, 1997 between Parent and the Company ("Parent Confidentiality Letter") which shall remain in full force and effect in accordance with the terms thereof, including, without limitation, in the event of termination of this Merger Agreement. Parent and its accountants, counsel and other representatives shall, in the exercise of the rights described in this Section 6.3, not unduly interfere with the operation of the business of the Company or any other Acquired Company.

          d. Employee and Other Arrangements.

               i. From and after the Effective Date, to the extent permitted by applicable Legal Requirements, Parent shall honor, and shall cause the Surviving Corporation to honor, in accordance with their terms, all employment, severance, consulting, indemnification and other compensation contracts, including deferred compensation arrangements, in effect on the date hereof, between any Acquired Company and any current or former director, officer or employee thereof as listed on the Company Disclosure Schedule, and all provisions for benefits or other amounts earned or accrued through the Effective Date under any Company Benefit Plan. For a period of not less than three (3) years following the Effective Date, Parent shall cause to be provided to those employees of the Acquired Companies on the Effective Date (the "Employees") Employee Benefits that are determined to be no less favorable in the aggregate than those provided to the Employees immediately prior to the Effective Date, with such determination being subject to the prior approval of Rockne G. Flowers or his successor or designee. Notwithstanding the foregoing, the Surviving Corporation shall honor the Company's accrued vacation policy until all pre-Effective Date accrued vacation has been used or the Employee has been otherwise compensated. To the extent permitted by applicable Legal Requirements and solely for purposes of eligibility for and vesting of Employee Benefits provided after the Effective Date to any individual who is, as of the Effective Date, an employee of the Acquired Companies (including without limitation, plans or programs of Parent and its affiliates after the Effective Date, to the extent Employee Benefits are provided to any such individual thereunder by Parent in its sole discretion), all service with the Acquired Companies prior to the Effective Date shall be treated as service with Parent and its affiliates. For purposes of this Section 6.4, "Employee Benefits" means all medical, health, dental, life insurance, short-term and long-term disability, sick leave, vacation, severance, retirement, pension, and savings plans, policies or arrangements. Notwithstanding the foregoing, for a period of not less than three (3) years following the Effective Date, Parent shall prevent the Surviving Corporation from amending or terminating, in whole or in part, the Profit Sharing Plan, including without limitation the appointment or removal of trustees, unless such action consented to in writing by Mr. Flowers or his successor or designee. For purposes of this Section 6.4, Mr. Flowers successor or designee shall be selected by Mr. Flowers as evidenced in writing and signed by Mr. Flowers and delivered to the parties in accordance with the notice provisions of Section 9.2.

               ii. The Company shall take all actions necessary to provide that, immediately prior to the Effective Date, (i) each outstanding option to purchase Common Stock (an "Option") granted under the Company's 1990 Non-qualified Stock Option Plan (the "Option Plan"), whether or not then exercisable or vested, shall become fully exercisable and vested, (ii) each Option that is then outstanding shall be cancelled, (iii) in consideration of such cancellation, and except to the extent that Parent or the Sub and the holder of any such Option otherwise agree, the Company shall pay to such holders of Options an amount in respect thereof equal to the product of (A) the excess, if any, of the Merger Consideration over the per share exercise price thereof and (B) the number of Common Stock subject thereto (such payment to be net of applicable withholding taxes) and (iv) all Common Stock granted under any Option Plan whether or not then vested or subject to restrictions, shall become fully vested and free of restrictions of the Merger Consideration.

               iii. The parties acknowledge that Company does not have a formal severance plan for the Employees. Parent agree that, after the Effective Date, the Employees shall be eligible for severance benefits on the same basis as similarly situated employees of Fleetguard, Inc., a subsidiary of Parent ("Fleetguard"); provided, that the Employees eligible for severance or termination pay under the terms of an individual contract with an Acquired Company shall not receive additional severance benefits under this Section 6.4.

               iv. From and after the Effective Date and for a period of three (3) years, Parent will take all necessary action to ensure that the combination of Parent and its affiliates and Company is completed in a manner consistent with that certain letter dated October 31, 1997 from Parent to Company and signed by M. David Jones and addressed to Rockne G. Flowers (the "Letter"). In order to implement the terms of this Section 6.4(d), the parties agree that the management board referred to in the Letter shall be entitled to make all decisions relating to the implementation of the combination, including with respect to any workforce reductions. The parties also acknowledge that the synergies referred to in the Letter are more fully described in the Parent Disclosure Schedule. In the event an opportunity for improved operating performance or financial results of Parent and the Surviving Corporation is identified that could result in workforce reductions, the opportunity and implementation plan will be reviewed by the management board to determine that the intended benefits are achievable and the planned approach is the best alternative for Parent and the Surviving Corporation. Opportunities for each person affected by the implementation of the plan will be explored within the Surviving Corporation, Parent and its other affiliates to determine possible matches between such person's skills and interests and the business needs of such entities. Where no matches are found, severance benefits will apply in accordance with Parent's severance plan as described in Section 6.4(c). To further ensure that decisions regarding workforce reductions will be made in a manner consistent with the Letter and synergies discussed, in the event of disagreement between Mr. Flowers and the other members of the management board as a group in connection with such decisions, no action will be taken without the consent of the Chairman of the Parent, who shall become informed of the issue and who shall participate with the management board and attempt to resolve the matter through consensus.

               v. For a period of three (3) years following the Effective Date, Parent shall cause the Surviving Corporation to contribute to NMC Projects, Inc., as renamed Nelson Foundation, Inc. (the "Foundation") at an annual contribution level not less than $186,000 (which is the average annual contribution level of the Company to the Foundation for the preceding three years). Parent acknowledges and agrees that the Foundation will remain a separate legal entity and the trustees shall continue to cause the Foundation to serve the communities in which the Company has facilities or offices.

          e. Indemnification.

               i. Parent agrees that (i) all rights to indemnification existing in favor of the directors, officers or employees of the Company and its subsidiaries (the "Indemnified Parties") as provided in the Company's articles of incorporation or by-laws or comparable documents or in indemnification agreements with the Company or any of its subsidiaries, or otherwise in effect as of the date hereof, shall survive the Merger and (ii) Parent shall guarantee the performance by the Surviving Corporation of its obligations referred to in clause (i). Parent also agrees to indemnify all Indemnified Parties to the fullest extent permitted by applicable law with respect to all acts and omissions arising out of such individuals' services as officers, directors, employees or agents of the Company or any of its subsidiaries or as trustees or fiduciaries of any plan for the benefit of employees or directors of, or otherwise on behalf of, any Acquired Company, occurring prior to the Effective Date including, without limitation, the transactions contemplated by this Merger Agreement. Without limiting the generality of the foregoing, in the event any such Indemnified Party is or becomes involved in any capacity in any action, proceeding or investigation in connection with any matter, including, without limitation, the transactions contemplated by this Merger Agreement, occurring prior to or at the Effective

          Date, Parent shall pay as incurred such Indemnified Party's legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith. From and after the Effective Date, Parent shall pay all expenses, including attorneys' fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided for in this Section 6.5.

               ii. In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or (ii) transfers or conveys all or substantially all its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in this Section 6.5.

               iii. Parent agrees that, from and after the Effective Date, the Surviving Corporation shall cause to be maintained in effect for not less than six years from the Effective Date the current policies of directors' and officers' liability insurance maintained by the Company; provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are no less advantageous to the Indemnified Parties and provided that such substitution shall not result in any gaps or lapses in coverage with respect to matters occurring prior to the Effective Date; and provided, further, that in satisfying its obligation under this Section 6.5(c) the Surviving Corporation shall not be obligated to pay premiums in excess of 200% of the amount per annum the Company paid in its last full fiscal year, but shall in such case be obligated to provide such coverage as may be obtained for such 200% premium.

               iv. In the event that any action, suit, proceeding or investigation relating hereto or to the transactions contemplated by this Merger Agreement is commenced, whether before or after the Effective Date, the parties hereto agree to cooperate and use their respective Best Efforts to vigorously defend against and respond thereto. No such matter in which any officer, employee or director of the Company is a named party may be settled without the consent of such officer or director, unless such consent is being unreasonably withheld or delayed.

          f. HSR Act and Related Matters

          . The Company and Parent shall use their Best Efforts to file as soon as practicable notifications under the HSR Act in connection with the Merger and the transactions contemplated hereby, and to respond as promptly as practicable to any inquiries received from the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "Antitrust Division") for additional information or documentation and to respond as promptly as practicable to all inquiries and requests received from any State Attorney General or other governmental authority in connection with antitrust matters. Parent and the Company shall use their respective Best Efforts to obtain timely governmental or regulatory action or nonaction, consent or approval of the Merger by the FTC, the Antitrust Division and any other Governmental Entity in connection with antitrust matters.

          g. Public Announcements

          . The Company, Parent and Sub shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Merger Agreement or any transaction contemplated hereby and shall not issue any such press release or make any such public statement without prior consent of the other party, which consent shall not be unreasonably withheld; provided, however, that any party hereto may, without the prior consent of the other party, issue such press release or make such public statement as may be required by law if it has used all reasonable efforts to consult with the other party and to obtain such party's consent but has been unable to do so in a timely manner.

          h. Assistance in Consummation of the Merger

          . Subject to the terms and conditions of this Merger Agreement (including without limitation, in the case of the Company, the limitations set forth in Section 6.10), each of Parent, Sub and the Company shall use its Best Efforts to, and shall cooperate with, each other to bring about the consummation of the Merger as soon as possible in accordance with the terms and conditions hereof. Parent shall cause Sub to perform all of its obligations in connection with this Merger Agreement. In connection with and without limiting the foregoing, each of the Company, and Parent shall
(i) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to the Merger or this Merger Agreement and (ii) if any state takeover statute or similar statute or regulation becomes applicable to the Merger or this Merger Agreement, take all action necessary to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise to minimize the effect of such statute or regulation on the Merger and the other transactions contemplated hereby.

          i. No Solicitation of Transactions.

               i. The Company will not, directly or indirectly, and will cause its subsidiaries, and its and their officers, directors, employees, affiliates, agents or advisors or other representatives (including, without limitation, any investment banker, attorney or accountant retained by its Board of Directors) not to, directly or indirectly, take any action to (i) solicit, initiate or encourage, or take any other action designed to facilitate, directly or indirectly, any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to its shareholders) that constitutes, or may reasonably be expected to lead to, any Competing Transaction (as defined below), (ii) enter into to maintain or participate in any way in discussions or negotiations with any person or entity in furtherance of such inquiries or to obtain a Competing Transaction, (iii) agree to or approve, recommend or endorse any Competing Transaction, or publicly propose to do so, (iv) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent, the approval or recommendation by the Company's Board of Directors of the Merger or this Merger Agreement or (v) enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Competing Transaction. The Company shall notify Parent promptly if any proposal or offer, or any inquiry or contact with any person with respect thereto, regarding a Competing Transaction is made, including notifying Parent of the material terms and conditions of any such proposal, offer, inquiry or contact regarding any such Competing Transaction. The Company will keep Parent reasonably informed of the status and details (including amendments) of any such proposal, offer, inquiry or contact regarding any such Competing Transaction.

               ii. Notwithstanding anything to the contrary in Section 6.9(a), the Board of Directors of the Company may cause the Company to furnish, pursuant to a confidentiality agreement with terms substantially similar to those contained in the Parent Confidentiality Letter, the financial and business information attached to Section 6.9(b) of the Company Disclosure Schedule (the "Specified Information") to any person that requests such information in order to submit a proposal relating to a Competing Transaction, provided such person was not solicited by the Company, the Company has not otherwise breached Section 6.9(a) and the management of the Company, after consultation with its financial advisors and outside counsel, has determined that such person could reasonably be expected to make a Superior Proposal (as defined below) following receipt of the Specified Information. The Board of Directors may also cause the Company to furnish, pursuant a confidentiality agreement as discussed above, information to, and may participate in discussions or negotiations with, any person that has submitted a written proposal or indication of interest to the Company relating to a Competing Transaction which was not solicited by the Company or which did not otherwise result from a breach of Section 6.9(a), if and only to the extent that (i) the Board of the Company determines in good faith after consultation with outside counsel that it is necessary to do so to avoid a breach of its fiduciary duties to the Company or its shareholders under applicable Laws,
          (ii) the Board of Directors of the Company determines in good faith, after consultation with its financial advisors and outside counsel, that such written proposal or indication of interest constitutes a Superior Proposal, (iii) the Company Shareholder Meeting (defined below) shall not have occurred and (iv) the Board of Directors of the Company provides prior written notice to Parent of the information referred to in the last sentence of
          Section 6.9(a). Nothing in this Section 6.9 shall (x) permit either Parent or the Company to terminate this Merger Agreement (except as specifically provided in Article VIII hereof) or (y) affect any other obligation of Parent or the Company under this Merger Agreement.

               iii. Nothing contained in this Section 6.9 shall prohibit either party hereto from taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to its shareholders if, in the good faith judgment of its Board of Directors, after consultation with outside counsel, failure to so disclose would result in a violation of applicable Law; provided, however, that neither the Company nor its Board of Directors nor any committee thereof shall withdraw or modify, or propose publicly to withdraw or modify, its position with respect to the Merger or this Merger Agreement or approve or recommend, or propose publicly to approve or recommend, a Competing Transaction, unless and until the conditions set forth in Section 6.9(b)(i), (b)(ii), (b)(iii) and (b)(iv) are satisfied.

               iv. A "Competing Transaction" means any of the following involving the Company other than the Merger: any proposed (i) merger, consolidation, share exchange, business combination or other similar transaction involving the Company or its subsidiaries, (ii) sale, lease, exchange, transfer or other disposition directly or indirectly of 15% or more of the consolidated assets of the Company and its subsidiaries, taken as a whole, or (iii) transaction (including a tender offer or exchange offer) in which any person would acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) of, or the right to acquire beneficial ownership, of (whether itself, as a member of any

          "group" (as such term is defined under the Exchange Act) or otherwise), 15% or more of any class of equity securities of the Company or any subsidiary of the Company.

               v. A "Superior Proposal" means a bona fide written proposal for a Competing Transaction which the Board of Directors of the Company concludes in good faith (after consultation with its financial advisors and outside counsel), taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, (i) would, if consummated, result in a transaction that is more favorable than the transactions contemplated by this Merger Agreement and (ii) is reasonably capable of being completed (provided that for purposes of this definition, the term Competing Transaction shall have the meaning assigned to such term in Section 6.9(d) except that the references to "15%" in such definition shall be deemed to be references to "50%", and Competing Proposal shall only be deemed to refer to a transaction involving the Company, or with respect to assets (including the shares of any subsidiary of the Company) of the Company and its subsidiaries, taken as a whole, and not any of its subsidiaries alone).

          j. Shareholder Meeting; Proxy Material.

               i. The Company shall take all action necessary, in accordance with applicable law and its Articles of Incorporation and By-laws, to convene a meeting of its shareholders (the "Company Shareholder Meeting") as promptly as reasonably practicable after the date on which the Company Proxy Statement has been mailed to the Company's shareholders for the purpose of considering and taking action upon the Merger and this Agreement. Subject to the rights of the Company under Sections 6.9 and 8.1, the Company Board will recommend that holders of Common Shares vote in favor of the approval of this Agreement at the Company Shareholder Meeting.

               ii. In connection with such meeting, the Company (i) will prepare and mail to its shareholders as promptly as practicable after the date hereof the Company Proxy Statement and all other proxy materials for such meeting, (ii) subject to the rights of the Company under Sections 6.9 and 8.1, will use its Best Efforts to obtain the necessary approvals by its shareholders of this Agreement and the transactions contemplated hereby and (iii) will otherwise comply with all legal requirements applicable to such meeting. The Company will provide Parent with a copy of the Company Proxy Statement and all modifications thereto prior to sending such to shareholders, and will provide Parent the opportunity to review prior to any distribution. If at any time prior to the Company Shareholder Meeting there shall occur any event that should be set forth in an amendment or supplement to the Company Proxy Statement, the Company will promptly prepare and mail to its shareholders such an amendment or supplement.

          k. Settlements of Certain Claims and Other Matters.

          (a) On or prior to the Closing, the Company shall satisfy all of the Company's obligations in respect of the following (i) the Company shall pay in cash to each employee an amount equal to any accrued vacation in excess of four (4) weeks as of December 31, 1997, provided such payment to the individual Employee would exceed $1,000, and (ii) all out-of-pocket costs and expenses relating to the Merger and the transactions contemplated by this

Agreement (including without limitation legal, accounting, investment banking and consulting fees).

               i. On or prior to the Closing, the Board of Directors of the Company (after consultation with Parent) will establish the bonus amounts under the Executive Incentive Compensation Plan of the Company and the cash bonus program for the period from September 1, 1997 through the Closing Date, both as established in accordance with past practice and at the rate of current accruals for such payments, and the Company shall pay such amount to the executives on or before the Closing Date in accordance with the Plan and past practices.

               ii. Parent shall cause the Board of Directors of the Surviving Corporation to establish the contribution level under the Company's Profit Sharing Plan for the current plan year commencing September 1, 1997, at a level not less than 10% of total Compensation of all participants entitled to share in the employer contribution under the Profit Sharing Plan (as defined in the Profit Sharing Plan) ("Covered Compensation") if the Surviving Corporation meets its internal forecasts for fiscal year 1998 (which have been provided to Parent), and not less than 8% of Covered Compensation if the Surviving Corporation fails to meet such internal forecasts for fiscal year 1998.

                                     7.

                            CONDITIONS PRECEDENT

          a. Conditions to Each Party's Obligation to Effect the Merger

          . The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Date of the following conditions:

               i. This Merger Agreement and the transactions contemplated hereby shall have been approved by the requisite vote of the holders of Shares.

               ii. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

               iii. The consummation of the Merger shall not be restrained, enjoined or prohibited by any order, judgment, decree, injunction or ruling of a court of competent jurisdiction; provided, however, that the parties shall use their Best Efforts to cause any such order, judgment, decree, injunction or ruling to be vacated or lifted.

          b. Conditions to Obligation of the Company to Effect the Merger

          . The obligation of the Company to effect the Merger shall be subject, unless waived by the Company, to the fulfillment at or prior to the Effective Date of the following additional conditions:

               i. Parent and Sub shall each have performed in all material respects their agreements contained in this Merger Agreement required to be performed on or prior to the Effective Date;

               ii. the representations and warranties of each of Parent and Sub contained in this Merger Agreement, without regard to materiality qualifiers, shall be true and correct, in each case as of the date hereof and (except for representations and warranties made as of a specified date) on and as of the Effective Date as if made on and as of such date, except for inaccuracies that would not reasonably be expected individually or in the aggregate to have a Material Adverse Effect on Parent;

               iii. the Company shall receive a certificate of the Chief Executive Officer of each of Parent and Sub to the effect specified in Sections 7.2(a) and (b).

          c. Conditions to Obligations of Parent and Sub to Effect the Merger

          . The obligation of Parent and Sub to effect the Merger shall be subject, unless waived by Parent and Sub, to the fulfillment at or prior to the Effective Date of the following additional conditions:

               i. the Company shall have performed in all material respects its agreements contained in this Merger Agreement required to be performed on or prior to the Effective Date;

               ii. the representations and warranties of the Company contained in this Merger Agreement, without regard to materiality qualifiers, shall be true and correct in each case as of the date hereof and shall be true when made (except for representations and warranties made as of a specified date) on and as of the

          Effective Date as if made on and as of such date, except for inaccuracies that would not reasonably be expected individually or in the aggregate to have a Material Adverse Effect on Company;

               iii. Parent and Sub shall have received a certificate of the Chief Executive Officer of the Company to the effect specified in Sections 7.3 (a) and (b); and

               iv. there shall not be pending or Threatened by any Governmental Entity any Proceeding, that has a reasonable likelihood of success, challenging the acquisition by Parent or Sub of any Shares, or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated hereby.

                                     8.

                     TERMINATION, AMENDMENT AND WAIVER

          a. Termination

          . This Merger Agreement may be terminated at any time prior to the Effective Date, whether before or after approval by the shareholders of the Company:

               i. by mutual written consent of the Board of Directors of Parent and the Board of Directors of the Company;

               ii. by either Parent or the Company if the Merger shall not have been consummated on or before February 28, 1998; provided, however, that the right to terminate this Merger Agreement under this Section 8.1(b) shall not be available to any party whose failure to fulfill any obligation hereunder has been the cause of, or resulted in, the failure of the closing to occur on or before such date;

               iii. by the Company, at any time prior to the Company Shareholder Meeting, upon three business days' prior notice to Parent, if the Board of Directors of the Company shall approve a Superior Proposal; provided, however, that (i) the Company shall have complied with Section 6.9, (ii) the Board of Directors of the Company shall have determined in good faith, on the basis of the advice of its outside counsel and financial advisors, that a Competing Transaction proposal is a Superior Proposal and (iii) prior to any such termination, Company shall, and shall cause its financial and legal advisors to, negotiate with Parent to make such adjustments in the terms and conditions of this Merger Agreement as would enable Parent to proceed with the transactions contemplated hereby; provided, however, that it shall be a condition to termination by the Company pursuant to this Section 8.1(c) that the Company shall have made all payments to Parent required by Section 9.3(b).

               iv. by Parent or the Company if any court of competent jurisdiction shall have issued, enacted, entered, promulgated or enforced any order, judgment, decree, injunction or ruling which restrains, enjoins or otherwise prohibits the Merger and such order, judgment, decree, injunction or ruling shall have become final and nonappealable;

               v. by either Parent or the Company, if the Company Shareholders Meeting shall have been concluded without having obtained votes of the Company's shareholders sufficient for the requisite shareholder approval of this Merger Agreement (provided the terminating party is not otherwise in material breach of its obligations under this Merger Agreement);

               vi. by the Company, upon a material breach of this Merger Agreement on the part of Parent or Sub that cannot be cured and which would cause any of the conditions set forth in Section 7.2 to be incapable of being satisfied by the Termination Date;

               vii. by Parent, upon a material breach of this Merger Agreement on the part of the Company that cannot be cured and that would cause any of the conditions set forth in Section 7.3 to be incapable of being satisfied by the Termination Date; or

               viii. by Parent if the Board of Directors of the Company, prior to the Company Shareholder Meeting, (i) shall withdraw or modify, or publicly propose to withdraw or modify, in any adverse manner its approval or recommendation of the Merger or this Merger Agreement, (ii) shall approve or recommend, or publicly propose to approve or recommend, a Superior Proposal pursuant to
          Section 6.9 or (iii) shall resolve to take any of the actions specified in clause (i) or (ii) above.

          b. Effect of Termination

          . In the event of termination of this Merger Agreement by either Parent or the Company, as provided above, this Merger Agreement shall forthwith become void and there shall be no liability on the part of either the Company, Parent or Sub or their respective officers, directors or employees; provided that Sections 8.2, 9.3 and 9.7 and the second sentence of Section 6.3 shall survive the termination.

          c. Amendment

          . This Merger Agreement may be amended by the parties hereto, by or pursuant to action taken by their respective Boards of Directors, at any time before or after approval hereof by the shareholders of the Company; provided that after such approval, no amendment shall be made that alters or changes the amount or kind of consideration to be received by such shareholders or that in any way materially adversely affects the rights of such shareholders, without the further approval of such shareholders. This Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein shall be cumulative and not exclusive of any rights or remedies provided by law, except where expressly stated otherwise.

          d. Waiver

          . At any time prior to the Effective Date, the parties may, to the extent permitted by applicable law, (i) extend the time for the performance of the obligations or other acts of any other party hereto,
(ii) waive any inaccuracies in the representations and warranties by any other party contained herein or in any documents delivered by any other party pursuant hereto and (iii) waive compliance with any of the agreements of any other party or with any conditions to its own obligations contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                     9.

                             GENERAL PROVISIONS

          a. Non-Survival of Representations, Warranties and Agreements

          . No representations, warranties or agreements in this Merger Agreement, and no certificate delivered pursuant to this Merger Agreement, shall survive the Merger, except for the agreements contained in Sections 3.1, 3.2, 3.3, and 3.5 and the agreements of Parent and the Surviving Corporation referred to in Sections 6.4, 6.5, 6.7, 9.1, 9.3, 9.6 and 9.7.

          b. Notices

          . All notices or other communications under this Merger Agreement shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile, or by registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

               If to the Company:

                     Nelson Industries, Inc.
                     3039 Shadyside Drive
                     P.O. Box 600
                     Stoughton, WI  53589
                     Attention:  Rockne G. Flowers
                     Fax:  (608) 877-3096

                     With a copy to:

                     Foley & Lardner
                     777 East Wisconsin Avenue
                     Milwaukee, Wisconsin  53202
                     Attention:  Benjamin F. Garmer, III
                     Fax:  414-297-4900

                     If to Parent or Sub:

                     Cummins Engine Company, Inc.
                     500 Jackson Street
                     M/C 60701
                     Columbus, Indiana  47202
                     Attention:  Secretary
                     Fax:  (812) 377-3272

                     With a copy to:

                     Cravath, Swaine & Moore
                     Worldwide Plaza
                     825 Eighth Avenue
                     New York, NY  10019-7475
                     Attention:  Robert I. Townsend, III
                     Fax:  (212) 474-3700

or to such other address as any party may hereafter specify for the purpose of notice to the other parties in writing.

          c. Fees and Expenses.

               i. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Merger Agreement and the transactions contemplated by this Merger Agreement shall be paid by the party incurring such expenses.

               ii. Parent and the Company agree that (i) if the Company shall terminate this Merger Agreement pursuant to Section 8.1(c) or (ii) if (x) Parent or the Company shall terminate this Agreement pursuant to Section 8.1(b), 8.1(e) or 8.1(h), (y) at the time of the event giving rise to such termination there shall exist an offer or proposal with respect to a Competing Transaction with respect to the Company and (z) within 12 months of the termination of this Merger Agreement, the Company enters into a definitive agreement with respect to a Competing Transaction or consummates a Competing Transaction with any third party, then Company shall pay to an account designated by Parent immediately available funds, an amount equal to $8,055,000 (the "Termination Fee"). The Termination Fee shall be paid prior to, and shall be a condition to the effectiveness of, any termination referred to in clause (i) above. Any other payment required to be made pursuant to this Section 9.3(b) shall be made on the next business day after such a Competing Transaction is consummated.

          d. Headings, etc.

          The headings contained in this Merger Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Merger Agreement. Whenever the words "include", "includes" or "including" are used in this Merger Agreement, they shall be deemed to be followed by the words "without limitation". The words "hereof", "herein" and "hereunder" and words of similar import when used in this Merger Agreement shall refer to this Merger Agreement as a whole and not to any particular provision of this Agreement. References to a person are also to its permitted successors and assigns. Any disclosure by the Company or Parent in any portion of its respective disclosure schedule shall be deemed disclosure in each other portion of such disclosure schedule.

          e. Entire Agreement

          . This Merger Agreement (including the documents and instruments referred to herein) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof (other than as provided in the Parent Confidentiality Letter).

          f. Assignments; Parties in Interest

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          . Neither this Merger Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Merger Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Merger Agreement, express or implied, is intended to or shall confer upon any person not a party hereto any right, benefit or remedy of any nature whatsoever under or by reason of this Merger Agreement, including to confer third party beneficiary rights, except for the provisions of Article III and Sections 6.4 and 6.5 (which are intended to and shall confer third party beneficiary rights), and shall not be assigned by operation of law or otherwise.

          g. Governing Law

          . This Merger Agreement shall be governed in all respects by the laws of the State of Wisconsin (without giving effect to the provisions thereof relating to conflicts of law)

          h. Certain Definitions

          . As used in this Merger Agreement, the following terms have the respective meanings specified or referred to in this Section 9.8:

          "Best Efforts" -- the efforts that a prudent Person desirous of achieving a result would use in similar circumstances to ensure that such result is achieved as expeditiously as possible, provided however that an obligation to use Best Efforts under this Merger Agreement does not require the Person subject to that obligation (a) to take any actions that would, in such Person's good faith judgment, result in a material change in the benefits to such Person of this Merger Agreement and the transactions contemplated hereby, or (b) to incur any significant obligation or make any significant payment.

          "Contract" -- any agreement, contract, obligation, promise or undertaking (whether written or oral and whether express or implied) that is legally binding.

          "Environmental Law" -- any Legal Requirement that relates to the regulation of, exposure to or emission of noise, odor, or Hazardous Materials or the preservation of natural resources.

          "Facilities" -- any real property, leaseholds or other interests currently or formerly owned or operated by any Acquired Company and any buildings, plants, structures or equipment currently or formerly owned or operated by any Acquired Company.

          "Hazardous Activity" -- the distribution, generation, handling, importing, management, manufacturing, processing, production, refinement, Release, storage, transfer, transportation, treatment, use of (including any withdrawal or other use of groundwater) or any other activity related to Hazardous Materials in, on, under, about or from the Facilities or any part thereof into the environment.

          "Hazardous Materials" -- any waste or other substance that is listed, defined, designated or classified as, or is otherwise determined to be, hazardous, radioactive, or toxic or a pollutant or a contaminant under or pursuant to any Environmental Law, including any admixture or solution thereof, and specifically including petroleum and all derivatives thereof or synthetic substitutes thereof and asbestos or asbestos-containing materials.

          "Knowledge" -- an individual will be deemed to have "Knowledge" of a particular fact or other matter if such individual is actually aware of such fact or other matter. A Person (other than an individual) will be deemed to have "Knowledge" of a particular fact or other matter if any individual who is serving as a director or executive officer of such Person (or in any similar capacity) has Knowledge of such fact or other matter.

          "Legal Requirement" -- any federal, state, local, municipal, foreign, international, multinational or other administrative order, constitution, law, ordinance, principle of common law, regulation, statute or treaty.

          "Material Adverse Change" or "Material Adverse Effect" means, when used in connection with the Company or Parent, any change, effect, event, occurrence or state of facts that is, or would reasonably be expected to be, individually or in the aggregate, materially adverse to the business, financial condition or results of operations of such party and its subsidiaries taken as a whole.

          "Order" -- any award, decision, injunction, judgment, order, ruling or verdict entered, issued, made or rendered by any court, administrative agency or other Governmental Entity or by any arbitrator.

          "Person" -- any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union or other entity or Governmental Entity.

          "Proceeding" -- any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, investigative) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Entity or arbitrator.

          "Related Person" -- with respect to a particular individual:

                    (1) each other member of such individual's Family;

                    (2) any person that is directly or indirectly
               controlled by such individual or one or more members of such individual's Family;

                    (3) any Person in which such individual or members of
               such individual's Family hold (individually or in the aggregate) a Material Interest; and

                    (4) any Person with respect to which such individual or
               one or more members of such individual's Family serves as a director, executive officer, partner, executor, or trustee (or in a similar capacity)

          With respect to a specified Person other than an individual: (A) any person that directly or indirectly controls, is directly or indirectly controlled by, or is directly or indirectly under common control with such specified person; (B) any person that holds a Material Interest in such specified Person; (C) each person that serves as a director, executive officer, partner, executor, or trustee of such specified person (or in a similar capacity); (D) any person in which such specified person holds a Material Interest; (E) any person with respect to which such specified person serves as a general partner or a trustee (or in a similar capacity); and (F) any Related Person of any individual described in clause (b) or
(c).

          For purposes of this definition, (a) the "Family" of an individual means (i) the individual, (ii) the individual's spouse, (iii) any other natural person who is a member of the immediate family of the individual, and
     (iv) any other natural person who resides with such individual, and
     (b) "Material Interest" means direct or indirect beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of voting securities or other voting interests representing at least 40% of the outstanding voting power of a Person or equity securities or other equity interests representing at least 40% of the outstanding equity securities or equity interests in a Person.

          "Release" -- any spilling, leaking, emitting, discharging, depositing, escaping, leaching, dumping or other releasing or migrating into or through the environment, whether intentional or unintentional.

          "Subsidiary" or "Subsidiaries" means, with respect to Parent, the Company or any other person, any corporation, partnership, joint venture or other legal entity of which Parent, the Company or such other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, stock or other equity interests the holders of which are generally entitled to more than 50% of the vote for the election of the board of directors or other governing body of such corporation or other legal entity.

          "Threat of Release" -- a substantial likelihood of a Release that is reasonably likely to require action in order to prevent or mitigate damage to the environment that may result from such Release.

          "Threatened"-- a claim, Proceeding, dispute, action or other matter will be deemed to have been "Threatened" if any demand or statement has been made in writing or any notice has been given in writing and not withdrawn.

          i. Counterparts

          . This Merger Agreement may be executed in two or more counterparts that together shall constitute a single agreement.

          j. Severability

          . If any term or other provision of this Merger Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Merger Agreement shall nevertheless remain in full force and effect so long as the economics or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon determination that any term or other provision hereof is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Merger Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

          k. Interpretation

          . Nothing in this Merger Agreement shall be deemed to require any person or entity to take any action or refrain from taking any action (or shall require the Company to cause or to use its Best Efforts to cause any other person or entity to take any or refrain from taking any action) that would constitute a breach of any duty or obligation of such person or entity as a trustee of any trust.

          IN WITNESS WHEREOF, the parties hereto have caused this Merger Agreement to be signed by their respective officers thereunder duly authorized all as of the date first written above.


                                     NELSON INDUSTRIES, INC.


                                     By:   /s/ Rockne G. Flowers
                                              Rockne G. Flowers
                                              Chairman of the Board,
                                              Chief Executive Officer
                                              and President



                                     CUMMINS ENGINE COMPANY, INC.


                                     By:   /s/ James A. Henderson
                                              James A. Henderson
                                              Chairman of the Board
                                              and Chief Executive Officer


                                     SAFARI INC.


                                     By:   /s/ James A. Henderson
                                              James A. Henderson
                                              President